UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 10, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

10 April 2008

To: London Stock Exchange
      New York Stock Exchange

Re: ASX Price Query

The following reply was sent to the ASX re their query on BHP Billiton's share price.

For your information we have also attached ASX's original query.

_____________________________________________________________________________________________________________________

10 April 2008

Mr James Gerraty
Manager IssuersMelbourne
ASX Limited
Level 45, South Tower
Stock Exchange Centre
525 Collins Street
MELBOURNE VIC 3000

Dear Mr Gerraty

Price Query

I refer to your letter of 9 April 2008. In response to your specific questions, we reply as follows:

1. No. BHP Billiton is not aware of a proposed acquisition by Chinese authorities of a substantial stake in BHP Billiton.
2. Not applicable in view of our answer to question 1.

3. No, aside from the announcements issued during the relevant period, including BHP Billiton's announcement of 9 April 2008 concerning metallurgical coal price negotiations.

4. The Company is in compliance with the Listing Rules and, in particular, Listing Rule 3.1.

Yours sincerely

Jane McAloon
Group Company Secretary

___________________________________________________________________________________________________________________

9 April 2008

Jane McAloon
Company Secretary
BHP Billiton Limited
MELBOURNE

By email only

Dear Jane

BHP Billiton Limited (the "Company")

RE: PRICE QUERY

We have noted an increase in the price of the Company's securities from $36.75 at the close of trading on 2 April 2008 to $41.98 at the time of writing. The Company's securities have traded at a high of $42.46 this morning.

In light of the price change, please respond to each of the following questions.

1.   Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

In answering this question please address today's article in the Australian newspaper and news wires reports speculating about an acquisition by Chinese authorities of a substantial stake in the Company.

2.   If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3.   Is there any other explanation that the Company may have for the price change in the securities of the Company?

4.   Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by return e-mail.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than 9.30am tomorrow, 10 April 2008.

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 - Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the 's securities. As set out in listing rule 17.1 and Guidance Note 16 - Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

  The reasons for the trading halt.
  How long you want the trading halt to last.
  The event you expect to happen that will end the trading halt.
  That you are not aware of any reason why the trading halt should not be granted

Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Sent electronically without signature

James Gerraty
Manager Issuers, Melbourne

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 10 April 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary